April 27, 2017

Sun Kui

President Shemn Corp.

Baiyun District, Fuli Taiyuan A9, 904 Guagnzhou, China 510165

Re: Shemn Corp.

Registration Statement on Form S-1 Amendment 3

Filed April 12, 2017

File No. 333-216465

Dear Ladies and Gentlemen:

This letter sets forth the responses of Shemn Corp. (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of April 25, 2017.

Use of Proceeds, page 16

1.   We reissue prior comment one. While we note the disclosure that Mr. Kui will not be reimbursed for the $7,000 of registration costs, the use of proceeds table continues to reflect a reduction from the gross proceeds of the $7,000 of registration costs. This indicates that the proceeds will be used to repay these registration costs. Please reconcile

Response: The information was revised.

Sincerely,

/s/ Sun Kui

President Shemn Corp.